SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

            Under the Securities Exchange Act of 1934


                   BIOSAFE INTERNATIONAL, INC.
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                         (Name of Issuer)

                  Common Stock, $.001 par value
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                  (Title of Class of Securities)

                           090932 10 4
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                          (CUSIP Number)

Richard Rosen, 55 Cambridge Street, Burlington, MA 01803, (617) 497-1200
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    (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)

                          March 28, 1996
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     (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 3D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Richard Rosen ###-##-####

     2) Check the Appropriate Box if a Member of a Group
        (a)
        (b)

     3) SEC Use Only

     4) Source of Funds PF

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     6) Citizenship or Place of Organization         U.S.

     Number of       7)  Sole Voting Power           1,047,000
     Shares Bene-
     ficially        8)  Shared Voting Power         0
     Owned by
     Each Report-    9)  Sole Dispositive Power      1,047,000
     ing Person
     With            10) Shared Dispositive Power    0

    11)  Aggregate Amount Beneficially Owned by
         Each Report Person                          1,047,000

    12)  Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares

    13)  Percent of Class Represented by Amount
         in Row (11)                                 6.4%

    14)  Type of Reporting Person                    IN

1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $0.001 par value (the "Common Stock"), issued by BioSafe International, Inc., a Nevada corporation (the "Corporation"). The principal offices of the Corporation are located at 10 Fawcett Street, Cambridge, Massachusetts 02138.

2.  Identity and Background.

This statement is filed by Richard Rosen. Mr. Rosen's principal business is investing, and Mr. Rosen's business address is 55 Cambridge Street, Burlington, MA 01803.

During the last five years, Richard Rosen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject it to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.  Source and Amount of Funds of Other Consideration.

This Schedule 13D is being filed to report 1,047,000 shares of the Corporation's Common Stock which Richard Rosen purchased at various times form 1990 through 1994 when the Corporation was a privately held corporation.

4.  Purpose of Transaction.

Richard Rosen acquired the 1,047,000 shares of Common Stock as a result of purchases made from 1990 to 1994. Mr. Rosen originally held the shares for investment purposes only. However, due to recent mismanagement and a proposal by the Corporation to the shareholders of the Corporation to change the domicile of the Corporation from Nevada to Delaware and to adopt certain anti-takeover provisions as a result of this reincorporation, Mr. Rosen now intends to take certain steps to oppose the current management of the Corporation, including filing a competing proxy solicitation to oppose such reincorporation. Any other steps to oppose management have yet to be specifically determined. In addition, Mr. Rosen is currently involved in a legal dispute with the Corporation concerning Mr. Rosen's personal responsibility for certain actions taken while Mr. Rosen was an officer of the Corporation.

5.  Interest in Securities of the Issuer.

Richard Rosen holds 1,047,000 shares of Common Stock. Mr. Rosen believes that the foregoing shares represent approximately 6.4% of the approximately 16,400,000 shares of Common Stock issued and outstanding as of the date hereof. Mr. Rosen has the sole voting and investment power with respect to all such shares held in its name. Mr. Rosen has not engaged in any transaction in shares of the Common Stock during the past 60 days.

6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

None.

7.  Materials to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 7, 1997               /s/ Dr. Richard Rosen
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